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                                                                    EXHIBIT 3.4


                            ARTICLES OF INCORPORATION
                                       OF
                               AUGRID CORPORATION


Pursuant to the Nevada Revised Statutes 78.320 and other applicable Nevada Revised Statutes, there being shares validly issued and outstanding and entitled to vote, the Board of Directors and the shareholders (voting either by proxy or in person) approved a resolution to amend the articles of incorporation of AuGRID Corporation as follows:


Therefore, the corporation does by these presents restate its articles of incorporation as follows:


         ARTICLE 4:        Capitalization


         The total number of share which the Company shall have the authority to issue is 700,000,000 shares of two classes of capital stock to be designated respectively preferred stock ("Preferred Stock"), Common Stock ("Common Stock").

         The Common and/or preferred stock of the Company may be issued from time to time without prior approval by the stockholders. The Common and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.

         The total number of shares of Preferred Stock the Corporation shall have authority to issue is 10,000,000 shares with a par value of $0.001 per share.


         The total number of Common Stock the Corporation shall have authority to issue is 690,000,000 shares with a par value of $0.001 per share.

         The Preferred Stock authorized by the corporation shall be issued in series. The Board of Directors is authorized to establish series of Preferred Stock and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences and limitations of each series of the Preferred Stock and the relative rights, preferences and limitations between or among such series including, but not limited to:

                  (1) The designation of each series and the number of shares that shall constitute the series;

                  (2) The rate of dividends, if any, payable on the shares of each series, the time and manner of payment and whether or not such dividends shall be cumulative;

                  (3) Whether shares of each series may be redeemed and, if so, the redemption price shall be 25 common shares for every 1 share of preferred stock and the terms and conditions of redemption;

                  (4) Sinking fund provisions, if any, for the redemption or purchase of share of each series which is redeemable;

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                  (5)   The amount, if any, payable upon shares of each series
                        in the event of the voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the manner and preference of such payment; and

                  (6) The voting rights, if any, in the shares of each series and any conditions upon the exercising of such rights.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the Articles of Incorporation have voted in favor of the amendment is OVER 50%.

The aforesaid changes and amendments have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.


/s/ M.J. Shaheed                            /s/ Mary Horoszko
-----------------------------               ---------------------------------
MUHAMMAD J. SHAHEED                          MARY HOROSZKO
PRESIDENT                                    SECRETARY